Filed by Banc of California, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: PacWest Bancorp
Commission File No.: 001-36408

Banc of California Names Debora Vrana as Executive Vice President & Chief Communications Officer

New role signals emphasis on brand strategy to support growth

Company Release – 9/12/23
SANTA ANA, Calif.--(BUSINESS WIRE)-- Banc of California, Inc. (NYSE: BANC) (the “Company”) announced today that Debora Vrana has joined its wholly owned subsidiary, Banc of California, N.A. (the “Bank”), California’s premier relationship-focused business bank, in the newly created role of Executive Vice President and Chief Communications Officer. She will also join the Bank’s senior management committee and sit on the board of the Bank’s philanthropic foundation.

Ms. Vrana, who joined on September 11, 2023, will lead an experienced team responsible for advancing the Bank’s brand and developing and implementing marketing and communications strategies to drive business growth, as well as employee and customer engagement. Based in downtown Los Angeles, she will oversee internal and external communications, marketing, brand strategy and integration of communication with digital channels.  Ms. Vrana will report to Chief Operating Officer John Sotoodeh. Samantha Haugh, SVP of Marketing for Banc of California, will continue to lead marketing and report to Ms. Vrana.

“Debora brings to Banc of California a strong track record of leadership and demonstrated ability to work strategically with business lines to support growth,” said Jared Wolff, Chairman, President and Chief Executive Officer of Banc of California. “We are at an exciting time in our Company’s history and I’m thrilled to have Debora join the Bank.  She will play a key role in elevating and distinguishing our brand as well as contributing to our business strategy.”

In July, Banc of California and PacWest Bancorp announced a transformational merger, including a $400 million equity raise from Warburg Pincus LLC and Centerbridge Partners, L.P. Following the closing and anticipated asset sales, the combined bank is expected to have approximately $36.1 billion in assets and more than 70 branches in California, as well as branches in Colorado and North Carolina. The combined bank will be based in Los Angeles and operate under the Banc of California name. The deal is expected to close later this year or early next year subject to satisfaction of closing conditions, including receipt of customary required regulatory approvals and requisite approval by the stockholders of each company and the concurrent closing of the equity capital raise.

“Banc of California is in full growth mode and I am very pleased to be joining Jared’s leadership team to help drive strategy through marketing and communications and bring the Bank’s relationship-focused banking services to more businesses – big and small - in all our markets,” said Ms. Vrana. “Banc of California has a superb marketing team led by Samantha Haugh and I am looking forward to working with all the talented people at Banc of California. The Bank is highly committed to elevating all of our clients and communities through our expertise, tailored solutions and partnership approach. I’m honored to be a part of these efforts.”

Ms. Vrana brings more than two decades of communications experience, most recently as Chief Communications Officer for Los Angeles-based City National Bank, which she joined in 2007. There, she served as a key strategic advisor, leading a nationwide team responsible for all internal and external communications, as well as crisis communications and thought leadership for the bank. Previously, Ms. Vrana was an award-winning journalist at the Los Angeles Times for more than a decade.

Ms. Vrana has a long history of community service and since 2018 has served on the board of the Los Angeles Parks Foundation, a non-profit devoted to enhancing and preserving the more than 450 parks in Los Angeles. She has a Master’s Degree from Columbia University in New York City as well as an undergraduate degree from U.C. Berkeley.

About Banc of California, Inc.

Banc of California, Inc. (NYSE: BANC) is a bank holding company with $9.37 billion in assets at June 30, 2023 and one wholly-owned banking subsidiary, Banc of California, N.A. (the Bank). The Bank has 32 offices including 26 full-service branches located throughout Southern California. Through our dedicated professionals, we provide customized and innovative banking and lending solutions to businesses, entrepreneurs and individuals throughout California, and full stack payment processing solution through our subsidiary Deepstack Technologies. We help to improve the communities where we live and work, by supporting organizations that provide financial literacy and job training, small business support and affordable housing. With a commitment to service and to building enduring relationships, we provide a higher standard of banking. We look forward to helping you achieve your goals. For more information, please visit us at www.bancofcal.com.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Banc of California and PacWest Bancorp (“PacWest”) and the proposed investment by Warburg Pincus LLC and Centerbridge Partners, L.P.  (collectively, the “Investors”) in equity securities of Banc of California pursuant to the investment agreements entered into between the Investors and Banc of California (the “Investment Agreements”). Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Banc of California and PacWest and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Banc of California’s and PacWest’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of Banc of California and PacWest. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the Banc of California stockholders and PacWest stockholders within the time period provided in the Agreement and Plan of Merger, dated July 25, 2023, by and among PacWest, Banc of California and Cal Merger Sub, Inc. (the “Merger Agreement”); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Banc of California’s and PacWest’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of Banc of California and PacWest; (vii) potential difficulties in retaining Banc of California and PacWest customers and employees as a result of the proposed transaction; (viii) Banc of California’s and PacWest’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Banc of California’s and PacWest’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Banc of California’s and PacWest’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Banc of California’s and PacWest’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of Banc of California or PacWest and the possibility that any such regulatory authority may, among other things, limit Banc of California’s or PacWest’s business activities, restrict Banc of California’s or PacWest’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase Banc of California’s or PacWest’s allowance for credit losses, result in write-downs of asset values, restrict Banc of California’s or PacWest’s ability or that of Banc of California’s or PacWest’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which Banc of California and PacWest compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against Banc of California, PacWest or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of Banc of California’s or PacWest’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc of California’s registration statement on Form S-4 that contains a preliminary joint proxy statement/prospectus discussed below, and other documents filed by Banc of California or PacWest from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Banc of California nor PacWest presently knows or that Banc of California or PacWest currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Banc of California’s and PacWest’s expectations, plans or forecasts of future events and views as of the date of this document. Banc of California and PacWest anticipate that subsequent events and developments will cause Banc of California’s and PacWest’s assessments to change. While Banc of California and PacWest may elect to update these forward-looking statements at some point in the future, Banc of California and PacWest specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Banc of California’s and PacWest’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither Banc of California nor PacWest gives any assurance that either Banc of California or PacWest, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc of California, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This document relates to the proposed transaction between Banc of California and PacWest and the proposed investment in Banc of California by Investors.  On August 28, 2023, Banc of California filed a registration statement on Form S-4 with the SEC, which includes a preliminary joint proxy statement/prospectus to be distributed to holders of Banc of California’s common stock and PacWest’s common stock in connection with Banc of California’s and PacWest’s solicitation of proxies for the vote by Banc of California’s stockholders and PacWest’s stockholders with respect to the proposed transaction and also constitutes a preliminary prospectus of Banc of California. These materials are not yet final and may be amended. After the registration statement is declared effective, Banc of California and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc of California stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc of California or PacWest may also file other documents with the SEC regarding the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement, the preliminary joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc of California or PacWest through the website maintained by the SEC at www.sec.gov.

The documents filed by Banc of California or PacWest with the SEC also may be obtained free of charge at Banc of California’s or PacWest’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings” , respectively, or upon written request to Banc of California, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 , respectively.

Participants in Solicitation

Banc of California and PacWest and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Banc of California’s stockholders or PacWest’s stockholders in connection with the proposed transaction under the rules of the SEC. Banc of California’s stockholders, PacWest’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Banc of California and PacWest in Banc of California’s registration statement on Form S-4, as well other documents filed by Banc of California or PacWest from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Banc of California’s or PacWest’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Banc of California or PacWest will also be available free of charge from Banc of California or PacWest using the contact information above.

Investor Relations Inquiries:
Banc of California, Inc.
(855) 361-2262
Jared Wolff, (949) 385-8700
Joe Kauder, (310) 844-5224

Media Contact:
Debora Vrana, Banc of California
(213) 999-4141
Debora.Vrana@bancofcal.com